BRASCAN	Q3 2003

STOCK SYMBOL: TSX — BNN.A / NYSE — BNN

INTERIM REPORT TO SHAREHOLDERS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

	Three Months Ended Sept.30			Nine Months Ended Sept.30
UNAUDITED
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2003	2002		2003	2002

		Excluding property	Including property		Excluding property	Including property
		disposition gains	disposition gains		disposition gains	disposition gains
Cash flow from operations	$138	$118	$128	$400	$322	$352
— per share	$0.69	$0.58	$0.63	$2.01	$1.64	$1.81
Net income prior to resource investments	$69	$70	$77	$214	$178	$198
— per share	$0.31	$0.30	$0.35	$0.95	$0.80	$0.93
Net income	$100	$51	$58	$219	$173	$193
— per share	$0.48	$0.21	$0.25	$0.98	$0.80	$0.92

Fellow Shareholders: During the first nine months of 2003, we maintained our focus on increasing and strengthening the long-term sustainability of our cash flow from operations. We achieved a number of our goals to date and, while we still have a lot to do prior to year end, we are on track for our best financial year on record, which will hopefully establish the base for years to come.

SOLID FINANCIAL RESULTS

For the nine months ended September 30, 2003, we recorded cash flow from operations of $400 million ($2.01 per share), compared with $322 million ($1.64 per share) excluding property gains and $352 million ($1.81 per share) including such gains in the same period last year. On a comparable basis (excluding the impact of net gains on the sale of property), cash flow per share for the first nine months increased by 23%. This growth was driven by increased contribution across virtually all our operations.

For the three months ended September 30, 2003, cash flow from operations increased to $138 million ($0.69 per share), compared with $118 million ($0.58 per share) excluding property gains and $128 million ($0.63 per share) including such gains in the same period last year. This represents cash flow per share growth on a comparable basis of 19% over the same period in 2002.

Operating results continue to be on target to achieve the highest cash flows in the company’s history, backed in large measure by long-term real estate leases and power contracts. On a net income basis, results improved significantly in the third quarter, assisted by stronger resource income which was driven by both productivity achievements and higher prices. Net income for the three months ended September 30, 2003 increased to $100 million ($0.48 per share) compared with $58 million ($0.25 per share) in the third quarter last year, representing per share growth of 92%.

In addition to expected strong operating results, the fourth quarter of 2003 will also contain a $100 million gain, prior to tax and minority shareholder interests, from the sale of a 49% interest in our 245 Park Avenue property in New York. This continues our strategy of opportunistically realizing on value created within our operations.

VALUE CREATION AND GROWTH INITIATIVES

During the first nine months of the year we undertook a number of initiatives to expand our operations, strengthen our balance sheet and generate further liquidity to ensure the company is positioned to take advantage of opportunities for continued growth and value creation:

Continued to pursue a strategy of maximizing the value from our 9% interest in Canary Wharf Group. Achieving this could involve a variety of alternatives and we continue to invest time to assess this opportunity.

Acquired a 383,000 square foot newly constructed office property in Washington D.C. for $157.5 million, establishing a foothold in this attractive, supply constrained market. This 12 storey office tower includes a five level underground parking garage and is located two blocks from the White House. The property is 50% leased and we expect that our proactive approach to leasing will ensure that the building will be fully occupied in the next 12 months.

Expanded our asset management business with the successful launch and introduction of new income funds designed for institutional and retail investors seeking alternatives to the equity markets. During the third quarter of 2003, we completed an initial public offering for the Royal LePage Franchise Services Fund, which generated C$100 million in gross proceeds.

Acquired three hydroelectric power generating facilities in New Hampshire and Maine totaling 16.5 megawatts for approximately $30 million. These facilities are proximate to our existing hydroelectric facilities in New Hampshire and Maine and are interconnected to the New England power grid. The transaction, which is expected to close before the end of the year, brings to 42 the number of power generating facilities we own across North America and increases our total generating capacity to over 1,700 megawatts.

Completed construction of two power generating facilities, one in Ontario and one in British Columbia, and a 25 mile transmission line in Maine. The completion of these projects expands our presence and capacity in these markets.

Expanded our market penetration in Canadian residential franchise services with the acquisition of one of Quebec’s leading real estate franchisors, Le Groupe Trans-Action, increasing our franchise services network to over 8,900 professionals in 520 offices across Canada.

Generated approximately $200 million of cash proceeds through the sale of a 49% interest in 245 Park Avenue in New York to New York State Teachers Pension Fund (NYSTERS). The property was sold on a property valuation of approximately $900 million.

Substantially completed construction on our 300 Madison Avenue development at 42nd Street in Midtown Manhattan. The 1.1 million square foot office building received its temporary certificate of occupancy in September 2003.

Issued approximately $1.5 billion in long-term fixed rate securities, taking advantage of the low rate interest environment to further strengthen our balance sheet and reduce our cost of capital. These transactions, which took place primarily in the first six months of the year, included the issuance of 30 year corporate debt, three preferred share issues with favorable dividend rates of approximately 5.25% and a 20 year debenture with recourse only to six hydroelectric facilities in northern Ontario.

Repurchased 4.2 million common shares of the company for cancellation at an average price per share of $21.29. We remain committed to investing in the repurchase of our shares when they can be acquired at below our estimate of net asset value.

Completed the spin-off of our residential operations from our North American office property operations in the first quarter, creating a focused residential business centered in California. The trading price for shares of this new company, of which 50% are held directly by Brascan, has more than doubled since the spinoff, driven by the extremely buoyant underlying fundamentals in the housing market.

Acquired 350,000 acres of timberlands and two low cost paper mills as a restructuring opportunity in the first quarter of 2003. The timberlands are currently generating strong cash flows, the directory and newsprint mill is fully operational and on plan, and we are reviewing our options for the start-up of the fine paper mill.

Subsequent to the quarter end we agreed to sell our equity interest in Northgate Exploration for proceeds of $170 million to a syndicate of underwriters, successfully concluding the restructuring of this company, an initiative commenced several years ago as part of our asset management business.

OPERATING BUSINESS HIGHLIGHTS

During the nine months of 2003, we maintained our focus on enhancing and strengthening the cash flows from our operating businesses while at the same time expanding our base of high quality assets.

Real Estate

Commercial Properties

Our strategy of owning and operating high quality commercial properties in downtown markets with long-term leases to high credit quality tenants continues to deliver strong results. In addition, we see positive signs of tenants making long-term decisions and as a result, we believe leasing markets overall will become more positive as the economies recover. The third quarter contribution from our commercial operations increased 3% over the same period last year to $157 million, bringing the nine-month net operating income to $471 million.

Year to date, we have leased 2.7 million square feet of space, over four times the contractual expiries for 2003, including approximately 800,000 square feet in Toronto and approximately 400,000 square feet in each of Boston, Minneapolis and Denver. This strong leasing activity is driven in large part by market rents which have been stable over the past year. This has encouraged existing tenants to renew their expiring leases early, and companies are now looking to expand or consolidate their operations by relocating into our higher quality properties.

In particular, legal and accounting firms are leading the increase in leasing activity. This trend is evidenced by the recent announcements of one company’s move to the World Financial Center, and we expect to be involved in further sub-leasing of space within our portfolio of upwards of 1 million square feet prior to year end.

Today, we are 95% leased across our portfolio with an average lease term of over 10 years, one of the strongest office leasing profiles in North America.

Residential Properties

The unprecedented strength of the North American housing market continued to drive superior results in our residential property operations, across virtually all markets. To date, we have sold 100% of our 2003 planned home closings and we are forward selling into 2004. Overall,we have pre-sold over 20% of our planned home closings for 2004, higher than at the same period last year. Total operating income for the nine months was $123 million compared with $73 million in 2002. This significant increase is due to increased home sales and accelerated lot sales as described below.

As mentioned last quarter, we have been taking advantage of these strong markets by selling lots that we do not require in the short term. In the first nine months, we generated net proceeds of $120 million of cash from the sale of excess entitled lots, in addition to our regular housing sales. We remain focused on continuing to reduce risk in our operations and we are ensuring we maintain future flexibility by acquiring options on developments in our markets.

Power Generation

The expansion of our power operations in the last two years through the acquisition and development of 21 power generation facilities in Ontario, New Hampshire and Maine has provided us with important watershed diversity, reducing our hydrology risk in periods of low precipitation. This has been important for us this year as we were faced with low precipitation levels across several of our regions. In the first nine months of the year we achieved generation of 4,448 gigawatt hours, equivalent to generation in the same period in 2002 but below plan and the long-term historical averages for our operations. Overall net operating income was $115 million, the same as 2002, as our increased asset base offset weak hydrology.

However near the end of the third quarter, we started to benefit from an end to low water levels in Quebec and a return to more normal precipitation levels across all our operations. As we enter the fourth quarter, our reservoirs are near average historical levels.

We are continuing to pursue opportunities to further expand our power generation business in Canada and the United States and, while we are primarily interested in hydroelectric generation, we will consider other forms of electricity generation, as part of portfolio acquisitions.

Asset Management

In transforming our financial services business into an asset management operation we continue to add investors to our alternative investment funds with a focus on our areas of expertise — real estate, energy and resources. Institutional and other investors have shown strong interest in the funds that we are currently marketing, as they seek to identify investments that produce consistent and sustainable returns.

Our Tricap Restructuring Fund’s largest investment is in Doman Industries, a Western Canadian lumber producer. Tricap has put forward a restructuring plan and is working with other stakeholders to effect a timely restructuring of the company. The Fund has recorded attractive returns on its realized investments, and is currently pursuing new investment opportunities, primarily in the resource and steel industries.

Our Real Estate Finance Fund has established a strong presence in the US market for real estate mezzanine financing. To date, the Fund has invested approximately $150 million in real estate mortgage loans and other investments and continues to see a strong flow of potential opportunities.

Our Real Estate Opportunity Fund, which was launched in the second quarter of 2003, continues to source deals and solicit investor interest. We have committed C$100 million to the Fund, which is currently evaluating a number of opportunities to acquire under performing commercial real estate properties in North America. In addition, we negotiated a partnership with Tri Continental, an investment company with a well established track record in managing residential equity lending investments.

We also continue to provide many clients with complementary business services in areas where we have special expertise. In the real estate sector, we continued to expand our investment banking, corporate advisory, property services and facilities management services. The revenues earned from these services have grown dramatically over the past few years, and will continue to grow as we further build our client base and market share.

Investments

Noranda

Noranda’s results in the third quarter exceeded its performance in the same period last year with a rebound in base metals prices that was somewhat offset by exchange rate changes. Higher nickel, copper and zinc prices assisted in this rebound, but full results at current price levels should provide more positive results for the fourth quarter.

We completed the recapitalization plan of Noranda Inc., following major restructuring efforts in the past 18 months. Brascan subscribed for $175 million of an approximate $430 million equity issue, which combined with the sale of assets and a 10 year bond financing, enabled Noranda to end the quarter with $700 million of cash, $1 billion of undrawn bank lines and a net debt to capitalization of 44%, reduced from 54% at the end of 2002. As a result of the above, and with metal prices increasing, recently built capacity now on stream, and productivity improvements delivering results, Noranda’s financial performance should continue to improve.

Nexfor

Nexfor’s oriented strandboard (OSB) operations continued to benefit from constrained supply, buoyancy of the North American housing markets, virtually no new capacity in the medium term, and poor weather in the first half of the year which caused delays in the build-out of homes. As a result, OSB prices exceeded $450 per thousand square feet, which because of order lags resulted in realized prices of $320 per thousand square feet in the third quarter. Nexfor is now forward selling its inventory into 2004 with fourth quarter production at average realized OSB prices well in excess of those realized in the third quarter.

Results recorded in the third quarter were the highest in Nexfor’s history, despite continued low paper prices in the other component of their operations. The debt to capitalization of Nexfor, given the substantial cash flow generated, was reduced to 40% during the quarter compared to nearly 50% after its acquisition of three OSB mills in 2002. A continued reduction in Nexfor’s debt to capitalization is expected through to year end.

NET ASSET VALUES

Our Supplementary Information Package has been updated for the quarter and we have now valued the assets based on expected 2004 cash flows. As a result of initiatives undertaken during the year, the net asset value has increased to $36.50 per share. As these are estimates that are not subject to audit, we have provided our parameters for this valuation in our Supplementary Information Package. We encourage you to utilize your own metrics and come to your own conclusions on these values.

IN CLOSING

The strong performance in the first nine months of this year reinforces our belief that our strategic direction of owning high quality, long-term cash flow producing assets is sound. In addition, we continue to build our asset management business in order to leverage our operating expertise, especially in our real estate and power generation businesses.

As we enter the balance of the year, we are well positioned to achieve our 2003 financial objectives and, with significant liquidity at our disposal, to continue to pursue profitable growth opportunities.

DIVIDENDS

On November 5, 2003, the Board of Directors declared a quarterly common share dividend of C$0.26 per share, payable February 29, 2004 in Canadian dollars or US equivalent to shareholders of record on February 1, 2004. Information on all of the company’s common and preferred share dividends can be found on our web site under Stock Information.

ADDITIONAL INFORMATION

A Supplementary Information Package with additional financial information is posted on Brascan’s web site and should be read in conjunction with this Interim Report. The Supplementary Information Package includes management’s estimates of the underlying value of the company’s operating businesses based on their cash flows.

/s/ J. Bruce Flatt J. Bruce Flatt President and Chief Executive Officer November 6, 2003

Note: This Interim Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934,as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Interim Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results.

CONSOLIDATED STATEMENT OF INCOME

	Three months ended Sept. 30		Nine months ended Sept. 30
UNAUDITED
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2003	2002	2003	2002

Total revenues	$806	$689	$2,192	$2,121

Net operating income
Real estate
Commercial properties	$157	$153	$471	$470
Residential properties	58	27	123	73

	215	180	594	543
Power generating plants	35	41	115	115
Asset management	53	48	154	132
Property gains	—	20	—	60
Investment income and other	28	28	81	74

	331	317	944	924
Expenses
Interest expense	121	121	345	353
Minority share of income before non-cash items	73	72	200	228
Other operating costs	16	12	49	39

Income before non-cash items	121	112	350	304
Depreciation and amortization	38	30	109	90
Taxes and other non-cash items	41	27	99	80
Minority share of non-cash items	(27)	(22)	(72)	(64)

Income before resource investments	69	77	214	198
Equity accounted income (loss) from resource investments	31	(19)	5	(5)

Net income	$100	$58	$219	$193

Net income per common share
Diluted	$0.48	$0.25	$0.98	$0.92
Basic	$0.49	$0.26	$1.00	$0.94

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
UNAUDITED
US$ MILLIONS	2003	2002	2003	2002

Income before non-cash items	$121	$112	$350	$304
Dividends from Noranda Inc.	12	12	37	36
Dividends from Nexfor Inc.	5	4	13	12

Cash flow from operations and gains	$138	$128	$400	$352

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended Sept. 30		Nine months ended Sept. 30
UNAUDITED
US$ MILLIONS	2003	2002	2003	2002

Operating activities
Cash flow from operations and gains	$138	$128	$400	$352
Commercial property gains, net of minority share	—	(9)	—	(29)
Net change in non-cash working capital balances and other	50	(18)	84	2

	188	101	484	325

Financing activities
Corporate borrowings, net of repayments	(20)	19	377	355
Property specific mortgages, net of repayments	(72)	78	(188)	389
Other debt of subsidiaries, net of repayments	199	(6)	110	(18)
Corporate preferred equity issued	—	44	117	126
Preferred equity of subsidiaries repurchased	—	(125)	—	(125)
Preferred equity of subsidiaries issued	—	127	73	127
Common shares and equivalents repurchased	(16)	(30)	(79)	(106)
Common shares of consolidated subsidiaries repurchased	(50)	(4)	(138)	(245)
Undistributed minority share of cash flow	46	53	133	164
Shareholder distributions	(49)	(37)	(140)	(113)

	38	119	265	554

Investing activities
Investment in or sale of operating assets, net
Commercial property	6	205	(41)	162
Residential property	35	(35)	(25)	(84)
Power generating plants	—	(7)	(55)	(425)
Asset management	(2)	(90)	(355)	(95)
Assets under development	(144)	(268)	(167)	(404)
Financial assets	136	3	120	(6)
Investment in Noranda Inc. and Nexfor Inc.	(213)	(16)	(250)	(24)

	(182)	(208)	(773)	(876)

Cash and cash equivalents
Increase (decrease)	44	12	(24)	3
Balance, beginning of period	264	373	332	382

Balance, end of period	$308	$385	$308	$385

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

	Three months ended Sept. 30		Nine months ended Sept. 30
UNAUDITED
US$ MILLIONS	2003	2002	2003	2002

Retained earnings, beginning of period	$1,501	$1,640	$1,491	$1,596
Net income	100	58	219	193
Preferred equity issue costs	—	(1)	(4)	(4)
Shareholder distributions
— Preferred equity	(14)	(12)	(45)	(31)
— Common equity	(33)	(29)	(93)	(83)
Amount paid in excess of the book value of common shares purchased for cancellation	(6)	(6)	(20)	(21)

Retained earnings, end of period	$1,548	$1,650	$1,548	$1,650

CONSOLIDATED BALANCE SHEET

	Sept. 30	December 31	December 31
UNAUDITED	2003	2002	2002

	US$ millions		Cdn $ millions
Assets
Cash and cash equivalents	$308	$332	$525
Financial assets	528	718	1,134
Accounts receivable and other	1,532	1,348	2,130
Operating assets
Real estate
Commercial properties	6,141	5,968	9,429
Residential properties	697	650	1,028
Power generating plants	1,782	1,480	2,338
Asset management	1,889	1,328	2,099
Assets under development	1,570	1,412	2,231
Investment in Noranda and Nexfor	1,561	1,186	1,874

	$16,008	$14,422	$22,788

Liabilities
Corporate borrowings	$1,413	$1,035	$1,635
Non-recourse borrowings
Property specific mortgages	5,083	4,992	7,887
Other debt of subsidiaries	2,077	1,867	2,950
Accounts and other payables	1,639	1,262	1,994
Shareholders’ interests
Minority interests of others in assets	1,425	1,456	2,301
Preferred equity
Corporate	852	735	1,149
Subsidiaries	600	450	710
Common equity (Note 5)	2,919	2,625	4,162

	$16,008	$14,422	$22,788

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — unaudited

1.	Summary of Accounting Policies

Reference is made to the most recently issued Annual Report of Brascan Corporation (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements.

     The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policies described in Note 2. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.

     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

2.	Changes in Accounting Policies

During the first quarter of 2003, the United States dollar (“US dollar”) became the functional currency of Brascan’s Canadian operations as a result of the increase in US dollar-denominated activity of those operations as compared to prior years. Concurrent with this change in functional currency, Brascan adopted the US dollar as its reporting currency. The prior period’s financial statements have been translated into US dollars using the current rate method.

     Brascan uses a combination of its Canadian dollar long-term debt and forward exchange contracts and options for the purchase of US dollars to fully hedge its net investments in self-sustaining foreign operations. Gains or losses on these hedge instruments are reported in the same manner as exchange gains and losses from the translation of the financial statements of its self-sustaining foreign operations.

     Effective January 1, 2003, the company adopted the new accounting guideline issued by the Canadian Institute of Chartered Accountants on the Disclosure of Guarantees. This accounting guideline requires that significant guarantees and indemnification agreements provided by a guarantor be disclosed without regard to whether the guarantor will have to make any payments under the guarantees or the indemnification agreements.

3.	Translation of Foreign Currencies

     During the first quarter of 2003, the US dollar became the functional currency of Brascan’s Canadian operations and Brascan adopted the US dollar as its reporting currency.

     Prior to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the Canadian dollar were translated using the current rate method under which assets and liabilities are translated at the exchange rate prevailing at the period-end and revenues and expenses at average rates during the period. Gains or losses on translation were not included in the consolidated statement of income but were deferred and shown as a separate item in shareholders’ equity. Gains or losses on foreign currency-denominated balances and transactions that were designated as hedges of net investments in these subsidiaries were reported in the same manner as translation adjustments.

     Subsequent to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the US dollar are translated using the current rate method. Gains or losses on translation are deferred and shown as a separate item in shareholders’ equity. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of investments in these subsidiaries are reported in the same manner as translation adjustments.

     Foreign currency-denominated monetary assets and liabilities of subsidiaries where the functional currency is the US dollar are translated at the rate of exchange prevailing at period-end. Gains or losses on translation on these items are included in the consolidated statement of income. Gains or losses on transactions which hedge these items are also included in the consolidated statement of income.

4.	Guarantees and Commitments

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

     The company provides guarantees from time to time as described in Note 17 of the annual financial statements. There have been no material changes, for the period ended September 30, 2003, to the disclosures related to the guarantees and commitments as reported in the most recent annual financial statements.

5.	Common Equity

The company’s common equity is comprised of the following:

	September 30	December 31
US$ MILLIONS	2003	2002

Convertible notes	$52	$64
Class A and B common shares	1,190	1,237
Retained earnings	1,548	1,491
Cumulative translation adjustment	129	(167)

Common equity	$2,919	$2,625

SHARES OUTSTANDING
Class A and Class B common shares issued	171,043,059	174,137,737
Unexercised options	7,672,768	6,701,708
Reserved for conversion of subordinated notes	2,529,621	3,105,202

Total fully diluted common shares	181,245,448	183,944,647

6.	Stock Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.

     Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

     During the first quarter of 2003, the company granted 1,250,000 stock options at a price of Cdn$29.80 per share. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5 year term, 21% volatility, a weighted average expected dividend yield of 3.36% annually and an interest rate of 4.8%. The cost is charged against net income over the five-year vesting period of the options granted. Brascan’s compensation expense of US$4.5 million (2002 — US$2.3 million) was recorded as a charge to net income during the nine month period in respect of options issued by Brascan and its subsidiaries.

7.	Segmented and Other Information

Revenue, cash flow from operations, net income and assets by reportable segments are as follows:

	Three months ended			Nine months ended			Sept. 30
	Sept. 30, 2003			Sept. 30, 2003			2003

UNAUDITED		Cash flow from	Net		Cash flow from	Net
US$ MILLIONS	Revenue	Operations	Income	Revenue	Operations	Income	Assets

Real estate
Commercial properties	$265	$157	$157	$769	$471	$471	$7,009
Residential properties	368	58	58	827	123	123	1,206

	633	215	215	1,596	594	594	8,215
Power generating plants	55	35	35	172	115	115	1,871
Asset management	85	53	53	317	154	154	1,889
Resource investments	—	17	31	—	50	5	1,561
Financial assets and other	33	28	28	107	81	81	2,472

	$806	348	362	$2,192	994	949	$16,008

Interest, depreciation and other unallocated expenses		210	262		594	730

Cash flow / net income		$138	$100		$400	$219

	Three months ended			Nine months ended			Dec. 31
	Sept. 30, 2002			Sept. 30, 2002			2002

UNAUDITED		Cash flow from	Net		Cash flow from	Net
US$ MILLIONS	Revenue	Operations	Income	Revenue	Operations	Income	Assets

Real estate
Commercial properties	$304	$153	$153	$803	$470	$470	$6,688
Residential properties	225	27	27	773	73	73	1,125

	529	180	180	1,576	543	543	7,813
Power generating plants	55	41	41	158	115	115	1,588
Asset management	49	48	48	232	132	132	1,328
Resource investments	—	16	(19)	—	48	(5)	1,186
Financial assets and other	36	28	28	95	74	74	2,507
Property disposition gains	20	20	20	60	60	60	—

	$689	333	298	$2,121	972	919	$14,422

Interest, depreciation and other unallocated expenses		205	240		620	726

Cash flow / net income		$128	$58		$352	$193

Revenue and assets by geographic segments are as follows:

	Three months	Nine months		Three months	Nine months
	ended	ended		ended	ended
UNAUDITED	Sept. 30, 2003	Sept. 30, 2003	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2002	Dec. 31, 2002
US$ MILLIONS	Revenue	Revenue	Assets	Revenue	Revenue	Assets

United States	$484	$1,233	$7,647	$338	$1,148	$6,991
Canada	185	623	4,609	245	685	5,288
South America and other	137	336	3,752	106	288	2,143

Revenue	$806	$2,192	$16,008	$689	$2,121	$14,422

Cash taxes paid for the nine month period were US$10 million (2002 — US$9 million) and are included in other operating costs. Cash interest paid totalled US$349 million (2002 — US$329 million).

QUARTERLY FINANCIAL STATISTICS

	2003			2002				2001(1)
UNAUDITED
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total
Cash flow from operations	$138	$132	$130	$117	$128	$110	$114	$91	$100
Net income (loss)	$100	$63	$56	$(110)	$58	$72	$63	$30	$44
Common equity — book value	$2,919	$2,864	$2,736	$2,625	$2,902	$3,059	$2,634	$2,668	$2,739
Common shares outstanding	171.0	170.9	171.2	174.1	176.0	177.2	166.6	169.8	170.4

Per common share (diluted)
Cash flow from operations	$0.69	$0.66	$0.66	$0.57	$0.63	$0.56	$0.62	$0.48	$0.54
Net income (loss)	$0.48	$0.27	$0.23	$(0.71)	$0.25	$0.35	$0.32	$0.11	$0.23
Dividends	$0.19	$0.18	$0.17	$0.16	$0.16	$0.16	$0.16	$0.16	$0.16
Book value	$16.90	$16.54	$15.76	$14.85	$16.19	$16.80	$15.58	$15.52	$15.81
Market trading price (TSX) — CDN$	$34.14	$33.25	$29.43	$31.75	$31.71	$34.99	$34.05	$28.75	$26.24
Market trading price (NYSE)	$25.21	$24.56	$19.90	$20.50	$19.88	$22.98	$21.81	$18.35	$18.76

(1) Effective December 31, 2001, Brascan commenced consolidating the results of Brookfield Properties Corporation (“Brookfield”). For comparability, the quarterly financial statistics for 2001 give effect to consolidating the results of Brookfield since January 1, 2001 at the company’s ownership level in that year. The consolidation of Brookfield has no effect on net income, net income per share or book value.

SHAREHOLDER INFORMATION

Stock Exchange Listings	Outstanding at Sept. 30, 2003	Symbol	Stock Exchange

Class A Common Shares	170,957,939	BNN / BNN.A	New York / Toronto
Class A Preference Shares
Series 1	18,891	BNN.PR.A	Toronto
Series 2	10,465,100	BNN.PR.B	Toronto
Series 3	1,171	BNN.PR.F	Canadian Venture
Series 4	2,800,000	BNN.PR.C	Toronto
Series 8	1,049,792	BNN.PR.E	Toronto
Series 9	2,950,208	BNN.PR.G	Toronto
Series 10	10,000,000	BNN.PR.H	Toronto
Series 11	4,032,401	BNN.PR.I	Toronto
Series 12	7,000,000	BNN.PR.J	Toronto
Preferred Securities
Due 2050	5,000,000	BNN.PR.S	Toronto
Due 2051	5,000,000	BNN.PR.T	Toronto

Dividend Record and Payment Dates	Record Date	Payment Date

Class A Common Shares(1)	First day of February, May, August and November	Last day of February, May August and November
Class A Preference Shares(1)
Series 1, 2, 4, 10, 11 and 12	15th day of March, June September and December	Last day of March, June, September and December
Series 3	Second Wednesday of each month	Thursday following second Wednesday of each month
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
Preferred Securities(2)	15th day of March, June September and December	Last day of March, June September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors.
(2)	These securities pay interest on a quarterly basis.

Brascan Corporation is a real estate, power generation and asset management company whose objective is to earn a superior return on equity by operating businesses which produce consistent and sustainable cash flows. With direct investments of US$16 billion, Brascan owns 55 high quality office properties and 42 power generating plants, and has a further US$5 billion of assets under management.

Shareholder Enquiries

Shareholder enquiries should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at the head office:

Toronto:

Suite 300, 181 Bay Street
BCE Place, P.O. Box 762
Toronto, Ontario M5J 2T3

Telephone:	416-363-9491
Facsimile:	416-363-2856
Web Site:	www.brascancorp.com
e-mail:	enquiries@brascancorp.com

New York:

One Liberty Plaza
165 Broadway, 6th Floor
New York, New York
10002 U.S.A.

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Telephone:	416-643-5500 or
1-800-387-0825
(Toll free in Canada and U.S.A.)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com
e-mail:	inquiries@cibcmellon.com

Dividend Reinvestment Plan

Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A common shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company’s Head Office or from its web site.

Communications

We endeavour to keep our shareholders informed of our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brascan maintains a web site that provides summary information on the company and ready access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information.

We maintain an investor relations program to respond to enquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and investors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company’s financial results. We also endeavour to ensure that the media are kept informed of developments as they occur.